October 5, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Joel N. Parker

                    Accounting Branch Chief

Re:	Alterra Capital Holdings Limited

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 24, 2012

File No. 000-33047

Ladies and Gentlemen:

Set forth below are the responses of Alterra Capital Holdings Limited (the “Company” or “we”) to the follow-up comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 21, 2012 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2011 filed February 24, 2012 (the “Form 10-K”).

For your convenience, we have set forth below the Staff’s comments in the follow-up letter followed by the Company’s response thereto. Caption references and page numbers refer to the captions and pages contained in the Form 10-K unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Form 10-K. All numbers are in thousands except where noted otherwise.

Notes to the Consolidated Financial Statements

15. Income Taxes, page 131

1.	With regard to your response to prior comment 5 demonstrate why you believe current income tax expense complies with generally accepted accounting principles. Include quantified information explaining how the liability for taxes payable is eliminated and references to supporting literature in your explanation.

Alterra Capital Holdings Limited	P.O. Box HM 2565	Tel: 441 295 8800 Fax: 441 295 8899
Alterra House, 2 Front Street	Hamilton HM KX	info@alterracap.com
Hamilton HM 11, Bermuda	Bermuda	www.alterracap.com

As described in our response to prior comment 5, the acquisition of Harbor Point had an impact on the calculation of current tax expense and the movement in the liability for taxes payable for 2010. The following explanation further describes the amounts related to Harbor Point for the 2010 year.

On May 12, 2010, the Company acquired the Harbor Point group of companies, including several U.S.-based Harbor Point subsidiaries. For the period from January 1, 2010 to May 12, 2010, the Harbor Point companies recorded a current tax benefit of $4.7 million in their consolidated income statement, resulting from a net loss during this period, and accrued a corresponding current tax receivable in the consolidated balance sheet. Because this net loss occurred prior to the acquisition of Harbor Point by the Company, the current tax benefit does not appear within the Company’s consolidated income statement for 2010.

On May 12, 2010 the Company acquired the current tax receivable noted above as part of the acquisition of Harbor Point. For the period from May 12, 2010 to December 31, 2010, the Company recorded a current tax expense of $7.1 million associated with the Harbor Point subsidiaries, which was applied against the current tax receivable of $4.7 million and created a net current tax liability of $2.4 million for the 2010 year. We believe this treatment was in accordance with ASC 740-270. This current tax liability was then reduced to nil by an excess tax benefit related to a special dividend paid in June of 2010, in accordance with ASC 718-740-35-3 and 718-740-45. In the Company’s consolidated financial statements, this excess tax benefit was recorded as a credit to additional paid-in capital and was not recorded in net income.

As a result of the above activities:

•	Current income tax expense within the Company’s consolidated income statement for 2010 included a current tax expense of $7.1 million associated with the Harbor Point subsidiaries;

•	The outstanding liability for current taxes as of December 31, 2010 incorporated:

i)	the post-acquisition current income tax expense of $7.1 million;

ii)	the current tax receivable of $4.7 million associated with the Harbor Point subsidiaries’ pre-acquisition losses; and

iii)	the excess tax benefit of $2.4 million, which was recorded as a debit to the outstanding liability for current taxes.

As a result, there were no taxes paid in relation to the Company’s U.S. operations for the 2010 tax year.

17. Statutory Requirements and Dividend Restrictions, page 135

2.	With regard to your response to prior comment 6, please address the following by providing us proposed disclosure to be included in future periodic reports:

•	Exclude from your disclosure the use of “unaudited” as these amounts are required disclosures by ASC 944-505-50 and Rule 4-08(e) of Regulation S-X, which should be audited.

•

Exclude from your disclosure the term “preliminary estimates.” We do not believe that the timing of filing your statutory financial statements should effect the amounts required to be disclosed in your GAAP financial statements.

•	Disclose the amount of statutory net income or loss for each period as required by Rule 7.03(a)(23)(c) of Regulation S-X.

•	Disclose the amount of retained earnings restricted or free of restrictions for payment to Alterra Capital Holdings Limited’s stockholders. Refer to Rule 4-08(e)(1) of Regulation S-X.

For each of the four items above, the Company acknowledges the Staff’s comments and proposes revising the statutory disclosures in future filings, as included in Appendix A, to address all items.

•

Disclose the amount of restricted net assets for your subsidiaries as of December 31, 2011, or otherwise explain and revise your disclosure to indicate how your current disclosure complies with the objective in Rule 4-08(e)(3)(ii) of Regulation S-X.

As of December 31, 2011, restricted net assets of the Company’s consolidated subsidiaries were $2,235 million. The Company proposes revising the statutory disclosures in future filings as included in Appendix A.

In addition, we confirm that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (441) 294-2251 with any questions or comments regarding any of the foregoing.

Very truly yours

/s/ Joseph W. Roberts
Joseph W. Roberts
Executive Vice President and Chief Financial Officer

Appendix A

STATUTORY REQUIREMENTS AND DIVIDEND RESTRICTIONS

Alterra’s ability to pay dividends is dependent on the ability of its subsidiaries to pay dividends. As described below, Alterra’s subsidiaries are subject to certain regulatory restrictions on the payment of dividends along with being limited by applicable laws of Bermuda, Ireland, the United Kingdom and the United States. Alterra Bermuda is also subject to certain restrictions under its credit facilities that affect its ability to pay dividends. As of December 31, 2012, $             ($574,033 as of December 31, 2011) in aggregate dividends could be paid by Alterra’s subsidiaries to Alterra without restriction. As of December 31, 2012, restricted net assets of Alterra’s consolidated subsidiaries were $             ($2,234,683 as of December 31, 2011).

Statutory capital and surplus and statutory net income information for the Bermuda, Ireland and U.S insurance and reinsurance subsidiaries of the Company as of December 31, 2012 and 2011 and for the three years ended December 31, 2012 is summarized below.

	Bermuda		Ireland		U.S.
December 31 (Expressed in thousands of U.S. Dollars)	2012	2011	2012	2011	2012	2011
Required statutory capital and surplus	$	$1,016,287	$	$24,365	$	$72,999
Actual statutory capital and surplus	$	$2,159,244	$	$152,825	$	$676,477

Statutory net income (loss) (Expressed in thousands of U.S. Dollars)	Bermuda		Ireland		U.S.
Year ended December 31, 2012	$		$		$
Year ended December 31, 2011		$131,582		$3,582		$9,145
Year ended December 31, 2010		$227,378		$3,947		$(5,994)

Bermuda

Under the Bermuda Insurance Act, 1978 and related regulations, Alterra Bermuda is subject to enhanced capital requirements in addition to minimum levels of solvency and liquidity. The enhanced capital requirement (“ECR”) is determined by reference to a standardized statutory risk-based capital model used to measure the risk associated with the Company’s assets, liabilities and premiums. Following the calculation and submission to the Bermuda Monetary Authority (the “BMA”) of Alterra Bermuda’s enhanced capital requirement the BMA has the authority to impose additional capital requirements (capital add-ons) if they deem necessary in certain exceptional circumstances. If a company fails to maintain or meet the ECR, various degrees of regulatory action may be taken. The principal difference between statutory capital and surplus and shareholders’ equity presented in accordance with U.S. GAAP is deferred acquisition costs, which are non-admitted assets for statutory purposes. As of December 31,             , Alterra Bermuda met its ECR.

Alterra Bermuda is also required under its Class 4 license to maintain a minimum liquidity ratio whereby the value of its relevant assets is not less than 75% of the amount of its relevant liabilities for general business. Relevant assets include cash and cash equivalents, fixed maturities, other investments, accrued interest income, premiums receivable, losses recoverable from reinsurers and funds withheld. The relevant liabilities are total general business insurance reserves and total other liabilities, less sundry liabilities. As of December 31,             , Alterra Bermuda met the minimum liquidity ratio requirement.

Alterra Bermuda may declare dividends subject to it continuing to meet its solvency and capital requirements, which includes continuing to hold statutory capital and surplus equal to or exceeding its ECR. Alterra Bermuda is prohibited from declaring or paying in any fiscal year dividends of more than 25% of its prior year’s statutory capital and surplus unless Alterra Bermuda files with the BMA a signed affidavit by at least two members of the Board of Directors attesting that a dividend would not cause the company to fail to meet its relevant margins. As of December 31,             , Alterra Bermuda could pay dividends in 2013 of approximately $             ($539,811 as of December 31, 2011) without providing an affidavit to the BMA.

Ireland

Under Irish law, Alterra Europe is required to maintain technical reserves and a minimum solvency margin. As of December 31,             , Alterra Europe maintained sufficient technical reserves and met the minimum solvency margin requirement. Alterra Europe is prohibited from declaring or paying a dividend if such payment would reduce their respective regulatory capital below the required minimum as required by law and regulatory practice. As of December 31, 2012, Alterra Europe could pay dividends of approximately $             ($116,277 as of December 31, 2011).

United States

Alterra Re USA, Alterra E&S and Alterra America (the “U.S. operating subsidiaries”) file financial statements prepared in accordance with statutory accounting practices prescribed or permitted by U.S. insurance regulators. Statutory net income and statutory surplus, as reported to the insurance regulatory authorities, differ in certain respects from the amounts prepared in accordance with U.S. GAAP. The main differences between statutory net income and U.S. GAAP net income relate to deferred acquisition costs and deferred income taxes. In addition to deferred acquisition costs and deferred income tax assets, other differences between statutory surplus and U.S. GAAP shareholders’ equity include unrealized appreciation or decline in value of investments and non-admitted assets. As of December 31,             , each of the U.S. operating subsidiaries maintained sufficient statutory surplus and met the minimum solvency margin requirements.

The U.S. operating subsidiaries are subject to regulation by the domiciliary states of Delaware and Connecticut, as applicable. Dividends for each U.S. operating subsidiary are limited to the greater of 10% of policyholders’ surplus or statutory net income. In addition, dividends may only be declared or distributed out of earned surplus. As of December 31,             , in aggregate, approximately $             of dividends ($nil as of December 31, 2011) could be paid by the U.S. operating subsidiaries.

United Kingdom and Lloyd’s

Lloyd’s sets the corporate members’ required capital annually based on the Syndicates’ business plans, rating environment, reserving environment and input arising from Lloyd’s discussions with, inter alia, regulatory and rating agencies. Such required capital is referred to as Funds at Lloyd’s (“FAL”) and comprises cash and investments. The amount of cash and investments held as FAL as of December 31, 2012 was              in thousands of British pounds sterling ($            ). The amount which the Company provides as FAL is not available for distribution to the Company for the payment of dividends. The Company’s corporate members may also be required to maintain funds under the control of Lloyd’s in excess of their capital requirements and such funds also may not be available for distribution to the Company for the payment of dividends.

Under U.K. law, all U.K. companies are restricted from declaring a dividend to their shareholders unless they have “profits available for distribution”. The calculation as to whether a company has sufficient profits is based on its accumulated realized profits minus its accumulated realized losses. U.K. insurance regulatory laws do not prohibit the payment of dividends but requires that companies maintain certain solvency margins and may restrict the payment of a dividend. As of December 31, 2012, in aggregate, approximately $             of dividends ($34,222 as of December 31, 2011) could be paid by the Company’s U.K. subsidiaries.